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<u>BY REGISTERED POST</u>

26 May 2009

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Voting Results at the Annual General Meeting held on 25 May 2009

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/vc

CoSec\AGM 2009\Announcement-Distribution – Poll Voting Result.doc

SCMP Group Limited   Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888   **Web site** www.scmp.com



SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Voting Results at the Annual General Meeting held on 25 May 2009

At the Annual General Meeting of SCMP Group Limited (the "Company") held on 25 May 2009 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting ("Notice of AGM") dated 21 April 2009.

Computershare Hong Kong Investor Services Limited, the Company's share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the total number of issued shares in the Company was 1,560,945,596, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There was no restriction on any shareholder to cast votes on any of the resolutions at the AGM. No person had indicated in the circular containing the Notice of AGM any intention to vote against or to abstain from voting on any of the resolutions at the AGM.

The board of directors (the "Board") of the Company is pleased to announce that each of the proposed resolutions was duly passed and the voting details are set out as follows:

	Resolutions	No. of Votes (%)	
		For	Against
1.	To adopt the Audited Financial Statements and the Directors' Report and Independent Auditor's Report for the year ended 31 December 2008.	1,214,264,727 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To approve the payment of a final dividend.	1,214,264,727 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(a).	To re-elect Ms. Kuok Hui Kwong as Executive Director.	1,214,262,727 (99.999835%)	2,000 (0.000165%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(b).	To re-elect Dr. The Hon. Sir David Li Kwok Po as Independent Non-executive Director.	1,214,260,727 (99.999671%)	4,000 (0.000329%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

CoSec/AGM 2009/e-2009 AGM poll result-final

3(c).	To re-elect Tan Sri Dr. Khoo Kay Peng as Non-executive Director.	1,214,262,727 (99.999835%)	2,000 (0.000165%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4.	To authorise the Board to fix Directors' fee.	1,214,262,727 (99.999835%)	2,000 (0.000165%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	To re-appoint PricewaterhouseCoopers as Auditor and authorise the Board to fix their remuneration.	1,214,262,727 (99.999835%)	2,000 (0.000165%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6.	To grant a general mandate to the Directors to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Company.	970,215,727 (79.901500%)	244,049,000 (20.098500%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.	1,214,264,727 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8.	To extend the general mandate in Resolution 6 to the shares repurchased by the Company under the general mandate in Resolution 7.	970,213,727 (79.901335%)	244,051,000 (20.098665%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

By order of the Board
Vera Leung
Company Secretary

Hong Kong, 25 May 2009

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*

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